KNOW ALL MEN BY THESE PRESENTS that I, the undersigned, do hereby appoint Craig L. Brown, Matthew Cagwin, Harold W. Ingalls and Samuel R. Schwartz or either one of them, my attonrey-in-fact soley for the purpose of signing for me and in my name and on my behalf any and all required Form 3, Form 4 or Form 5 filings, and any new or related filings, if any, promulgated by the Securites and Exchange Commission pursuant to Section 16 of the Secruities Exchange Act of 1934 and I hereby authorize them, or either one of them, to do and to perform any and all things necessary to be done in the premises as fully and effectively in all respects as I could do if personally present.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 14 day of May, 2003.



Printed Name:  Marshall Dwain
Wilcox



Rosemary Hosey (SEAL)
Notary Public for the State of
Georgia, Gwinnett County
My Commission Expires: 1/23/04